United States securities and exchange commission logo





                              October 4, 2021

       Cheng Chen
       Chief Executive Officer
       Chanson International Holding
       No. 26 Culture Road, Tianshan District
       Urumqi, Xinjiang, China

                                                        Re: Chanson
International Holding
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed September 20,
2021
                                                            File No. 333-254909

       Dear Mr. Chen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-3 filed September 20, 2021

       Prospectus Cover Page, page i

   1. We note your revisions in response to prior comment 3. Please refrain from using terms
                                                        such as    we," "us,"
"our Company" or the "Company" when describing activities or functions of a VIE or
your subsidiaries. In this regard, we note the definitions included in the third-to-last
bullet point on page ii.
       Asset Transfers Between Our Company, Our Subsidiaries, and the VIEs, page 10

   2. We note your revisions in response to prior comment 7. Please revise to clarify how the disclosed transfers
occurred, such as a dividend, distribution or other type of
                                                        contribution.
 Cheng Chen
Chanson International Holding
October 4, 2021
Page 2
3. We note your response to prior comment 8 and the condensed consolidating schedules you provided on page 13. It is not clear to us why the balance of Investments in subsidiaries and VIEs, included in the Chanson International column of the balance sheet disclosures as of 12/31/19, is not equal to consolidated equity as of 12/31/19, consistent with the balance sheet disclosures as of 12/31/20 and the disclosure in the notes to your financial statements on page F-23. Please clarify or revise.
        You may contact Ernest Greene at (202) 551-3733or Anne McConnell at
(202) 551-3709
if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at
(202) 551-3397 with any other questions.



                                                          Sincerely,
FirstName LastNameCheng Chen
                                                          Division of
Corporation Finance
Comapany NameChanson International Holding
                                                          Office of
Manufacturing
October 4, 2021 Page 2
cc:       Ying Li
FirstName LastName